ETF SERIES SOLUTIONS
615 East Michigan Street | Milwaukee, Wisconsin 53202

June 30, 2021
Ms. Samantha Brutlag
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:     ETF Series Solutions (the “Trust”)
File No. 811-22668
Volshares Large Cap ETF (the “Fund”)

Dear Ms. Brutlag:
This correspondence responds to the comments the Trust received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Preliminary Proxy Statement for the Fund filed June 17, 2021 (SEC Accession No. 0000894189-21-003749). For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Preliminary Proxy Statement.
Comment 1.    In the “Background” section of the Proxy Statement, please disclose why the Adviser terminated the Prior Sub-Advisory Agreement per Item 22(c)(1)(vi) of Schedule 14A.
Response:    The following sentence has been added to the “Background” section of the Proxy Statement: “Revolution Capital recommended that RGA replace VIA as the Fund’s sub-adviser based on the more favorable fees to be charged by RGA and RGA’s ability to automate certain index and investment-related processes for the Fund.”
Comment 2.    Please confirm that the Proxy Statement satisfies all of the requirements of Item 22(c) of Schedule 14A.
Response:    The Trust so confirms.
Comment 3.    In the section entitled “Summary of the New Sub-Advisory Agreement - Management Fees”, please add disclosure that no increase in shareholder fees or expenses is being proposed.
Response:    The “Summary of the New Sub-Advisory Agreement - Management Fees” section of the Proxy Statement has been replaced with the following:
No increase in shareholder fees or expenses is being proposed, and the Fund’s sub-advisory fee will decrease as a result of the approval of the Proposal. The Prior Sub-Advisory agreement had a sub-advisory fee of 0.04% of the average daily net assets of the Fund, subject to a minimum annual fee of $25,000. The New Sub-Advisory Agreement has a sub-advisory fee of 0.04% of the average daily net assets of the Fund without a minimum annual fee. The sub-advisory fee is paid by the Adviser, and not by the Fund. Consequently, Fund shareholders are not expected to benefit from the decrease in the sub-advisory fee. For the fiscal year ended January 31, 2021, the Adviser paid sub-advisory fees of $25,000 under the Prior Sub-Advisory Agreement.

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If you have any questions regarding the above response, please do not hesitate to contact me at (414) 765-5586 or michael.barolsky@usbank.com.
Sincerely,

/s/ Michael D. Barolsky
Michael D. Barolsky
Vice President and Secretary